UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36072 CUSIP NUMBER 233242 106

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DNIB Unwind, Inc.

Full Name of Registrant

BIND Therapeutics, Inc.

Former Name if Applicable

c/o Development Specialists, Inc.

333 South Grand Avenue, Suite 4070

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90071

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on May 1, 2016, DNIB Unwind, Inc. (f/k/a BIND Therapeutics, Inc.) (the “Company”) and one of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On July 1, 2016, the Company entered into an asset purchase agreement (the “Stalking Horse Agreement”) with Pfizer Inc. (the “Purchaser”), pursuant to which the Purchaser agreed to acquire substantially all of the assets and assume certain liabilities of the Company (the “Acquisition”) for an aggregate purchase price of $19.75 million.

Also as previously disclosed, on July 26, 2016, after an auction held pursuant to Section 363 of the Bankruptcy Code, the Company amended the Stalking Horse Agreement (as amended, the “Agreement”) to, among other things, increase the purchase price of the Acquisition to $40 million, increase the number of the Company’s contracts assigned to the Purchaser, and include additional liabilities assumed by the Purchaser.

The Acquisition closed on August 1, 2016 (the “Closing”). With the Closing, the Company completed the sale of substantially all of its assets, including without limitation its intellectual property rights relating to its product candidates, and assigned to Purchaser its rights and interests under its collaboration agreements.

From June 30, 2016 through the Closing, the Company’s corporate staff has devoted substantially all of its time and resources to the bankruptcy process and the Acquisition. In addition, at the Closing, the Company terminated a majority of its corporate staff, including a majority of its accounting and financial staff and its principal financial and accounting officer. Because of these events, the Company requires additional time to prepare its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “Form 10-Q”), including with respect to the material subsequent events regarding the Acquisition. Accordingly, the Company is unable to file the Form 10-Q by the August 9, 2016 filing deadline without unreasonable effort or expense. The Company expects to file the Form 10-Q as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Geoffrey L. Berman	(213) 617-2717
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does not expect any significant change in its results of operations between the quarter ended June 30, 2016 and the quarter ended June 30, 2015. However, as stated above, the Company does anticipate including disclosure in the Form 10-Q regarding material subsequent events, including the sale of substantially all of the Company’s assets pursuant to the Agreement described in Part III of this filing.

Forward-Looking Statements

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements about future expectations, plans and prospects for the Company, our expectations regarding results of operations for the quarterly period ended June 30, 2016, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” and similar expressions.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our assessment of our results of operations for the quarter ended June 30, 2016 is preliminary and subject to change as a result of our further analysis; orders and decisions of the Bankruptcy Court; failure to retain key personnel; the possibility of system failures or security breaches; the delisting of our common stock by NASDAQ, which may limit its liquidity and increase its volatility; the speculative nature of trading in our common stock; significant costs and required management time of our bankruptcy proceedings; our intention to liquidate the Company and the uncertainty of the amount of any payment to stockholders in respect of their shares; the lack of a plan of liquidation; and the potential for weaknesses in our internal controls. These and other important factors discussed under the caption “Risk Factors” in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission, or SEC, on May 10, 2016, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this notification. Any such forward-looking statements represent management’s estimates as of the date of this notification. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this notification.

DNIB Unwind, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2016	By:	/s/ Geoffrey L. Berman
Geoffrey L. Berman
Chief Restructuring Officer